EXHIBIT 99.1

POET Technologies Appoints Renowned Industry Expert Michal Lipson as Board Advisor

To be Nominated as Director at October Annual Meeting

TORONTO, June 21, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that it has appointed Michal Lipson, a pioneer and thought leader in silicon photonics as well as a highly-published researcher in physics, as an advisor to the Company’s Board of Directors. The Company also plans to nominate Lipson as a director at its upcoming Annual General Meeting currently scheduled for October 6, 2022.

“We are honored to have Michal Lipson serve as an advisor to our Board in advance of her planned director nomination at the AGM,” said Dr. Suresh Venkatesan, Chairman and Chief Executive of POET. “Michal is a pioneer of silicon photonics, president-elect of the Optical society of America, MacArthur Fellow, member of the National Academy of Science, founder of three startups, and inventor of 45+ U.S. patents on transformative photonic technologies. Her impressive track record and highly regarded opinion in the field of optics and photonics will be invaluable to POET and our Board, and we look forward to leveraging her perspective, guidance and expertise. As mentioned in a recent release, we will be proposing to shareholders at the upcoming AGM an increase in the size of the Board and appointment of both Michal and Theresa Lan Ende.”

Lipson currently serves as a Eugene Higgins Professor of Electrical Engineering and Professor of Applied Physics at Columbia University. Her research focus is on Nanophotonics and includes the investigation of novel phenomena, as well as the development of novel devices and applications. Prof. Lipson pioneered critical building blocks in the field of Silicon Photonics, which today is recognized as one of the most promising directions for solving the major bottlenecks in microelectronics.  She is the inventor of over 45 issued patents and has co-authored more than 250 scientific publications. In recognition of her work in silicon photonics, she was elected as a member of the National Academy of Sciences and the American Academy of Arts and Sciences. She was also awarded the NAS Comstock Prize in Physics, the MacArthur Fellowship, the Blavatnik Award, the Optical Society’s R. W. Wood Prize, the IEEE Photonics Award, and has received an honorary degree from Trinity College, University of Dublin. In 2020, she was elected the 2021 Vice President of The Optical Society and will serve as OSA President in 2023. Since 2014, every year, she has been named by Thomson Reuters as a top 1% highly cited researcher in the field of Physics.

Lipson’s work has been cited in top high-impact journals such as Nature, Nature Photonics, Nature Physics, IEEE Photonics Technology Letters, Nanoletters, Lab on a Chip, Physical Review Letters and IEEE Journal of Lightwave Technologies. Today more than one thousand papers published yearly involve devices and circuits based on Lipson’s original modulators or based on other silicon photonics devices demonstrated by her group, including slot waveguides.

Option Grant
For her services as an Advisor for the period from June 20, 2022, through the date of the next Annual General Meeting, the Board of Directors has approved a combination of option grants and cash payment equivalent to the compensation of other members of the Board who hold no Committee chair positions. Specifically, a grant of 5,194 options will made to Michal Lipson, which will vest monthly in arrears over 4 months. The options are exercisable for 10 years at a price of CAD$6.59, being the closing price of the Company’s shares on June 20, 2022. In addition, Lipson will receive a cash payment of US$7,500.   The options were granted subject to provisions of the Company’s 2021 Stock Option Plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended March 31, 2022, which may be found on SEDAR and EDGAR.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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